UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 18, 2021

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

General Meeting

Genfit S.A. (the “Company”) has reconvened its Combined Shareholders’ Meeting (the “Meeting”) on June 30, 2021 beginning at 2:30 pm. CET at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), France as a result of not reaching the required quorum at the Combined Shareholders’ Meeting called on June 15, 2021.

In view of the governmental measures for the lockdown and prohibition of gatherings currently in force to fight against the spread of the epidemic of Coronavirus (Covid-19), upon decision of the Board of Directors of the Company, the Shareholders’ Meeting will exceptionally be held behind closed doors, that is to say without the presence of shareholders and other persons who are usually entitled to attend, in accordance with the provisions of Article 4 of Ordinance No. 2020-321 of March 25, 2020 adapting the rules governing meetings and deliberations of general meetings and governing bodies of private law legal persons and entities without legal personality in the context of the Covid-19 epidemic, the application period of which was extended and its’ content amended by Ordinance n° 2020-1497 of December 2, 2020.

The Decree No. 2021-255 of March 9, 2021 extended the period of application of the Ordinance of March 25, 2020, as amended, and the Decree No. 2020-418 of April 10, 2020, as amended, adapting the rules governing meetings and deliberations of general meetings and governing bodies of private law legal persons and entities without legal personality in the context of the Covid-19 epidemic, until July 31, 2021.

The description of the procedures which will allow shareholders to participate in the Shareholders’ Meeting notwithstanding these exceptional measures required in order to comply with regulatory constraints and preserve the health of each person is set out in the second part of the convening notice.

The following document regarding the Company’s Meeting, which is attached as exhibits hereto, are incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Shareholders’ Meeting of Genfit S.A., including Agenda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: June 18, 2021	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer